Special Shareholder Meeting

(unaudited)

On October 10, 2013 a Special Meeting of the Shareholders of High Income Fund, a series of John Hancock Funds II was held at 601 Congress Street, Boston, Massachusetts at 2:00 p.m., Eastern Time for the purpose of considering and voting on the following proposal:

Proposal: To approve an Agreement and Plan of Reorganization between John Hancock High Income Fund and John Hancock High Yield Fund.

FOR	AGAINST	ABSTAIN
70,380,001.475	0	0